Exhibit 7
Computation of ratio of earnings to fixed charges (unaudited)

	$ million,
	except ratios
For the year ended 31 December	2009	2008	2007	2006	2005

Profit before taxation	25,124	34,283	31,611	35,142	31,421

Group’s share of income in excess of dividends of equity-accounted entities	(898)	(93)	(1,359)	—	(710)

Capitalized interest, net of amortization	64	56	(183)	(341)	(193)

Profit as adjusted	24,290	34,246	30,069	34,801	30,518

Fixed charges:

Interest expense	718	1,157	1,110	718	559
Rental expense representative of interest	1,370	1,231	1,033	946	605
Capitalized interest	188	162	323	478	351

	2,276	2,550	2,466	2,142	1,515

Total adjusted earnings available for payment of fixed charges	26,566	36,796	32,535	36,943	32,033

Ratio of earnings to fixed charges	11.7	14.4	13.2	17.2	21.1